Form 10KSB, Exhibit 13
HERITAGE BANCSHARES INC /TX
filed 2003-03-31
CIK 1160124

Exhibit 13


                            HERITAGE BANCSHARES, INC.

                               2002 ANNUAL REPORT

                                                  TABLE OF CONTENTS



                                                                            Page


President's Letter to Stockholders.............................................i

Management's Discussion and Analysis...............................  ..........1

Independent Auditors' Report of Payne Falkner Smith & Jones, P.C..............13

Consolidated Balance Sheet as of December 31, 2002 and 2001...................14

Consolidated Statement of Income for the Years Ended December 31, 2002
and 2001......................................................................15

Consolidated Statement of Changes in Equity for the Years Ended
December 31, 2002 and 2001....................................................16

Consolidated Statement of Cash Flows for the Years Ended December 31, 2002
   and 2001...................................................................17

Consolidated Financial Statements.............................................18

Stockholder Information.......................................................41

Directors and Executive Officers..............................................43

Heritage Bank Advisory Director...............................................44

                    [LETTERHEAD OF HERITAGE BANCSHARES, INC.]


Dear Fellow Stockholders:

I am pleased to provide you with our 2002 Annual Report for Heritage Bancshares, Inc., parent company of Heritage Bank, SSB for the year ended December 31, 2002. For banking, the year 2002 was much like the year 2001. Interest rates declined to historically low levels, compressing interest rate margins. Equity prices continued a long slide, despite recent spurts of renewed investor confidence. It was in this challenging economic environment that your officers and directors conducted the business of Heritage Bancshares.

Due to the hard work of our directors, officers and employees and the continued patronage of our customers, we are pleased to report another successful year.

At the end of 2002, we realized net income of $122,000, or $0.29 per share, basic and diluted. Our capital increased from 10.17% to 16.63%. Much of this increase was due to the successful completion of our conversion to the stock form in February of 2002. The transaction netted the Company over $4.4 million in new capital. Our stock is publicly traded on the OTC Electronic Bulletin Board, at OTCBB.com, and our stock symbol is HRGB.

Even in the falling interest rate environment, Heritage Bank was able to maintain a 7.41% rate on interest bearing assets during 2002, compared to 7.94% during 2001. We were able to decrease our average interest rate on interest bearing liabilities to 3.34% compared to 4.81% during 2001, while increasing our deposit base. The result was an increase in our net average interest rate spread to 4.07% during 2002 compared to 3.13% during 2001.

This success occurred during a year of dramatic transition for Heritage Bancshares, Inc. Making effective use of the new capital from our stock offering, we expanded the staff from 15 to 24 employees, and opened additional loan production offices in Terrell and Greenville, Texas. This expansion allowed us to continue to substantially increase our loan production. The $6.3 million dollar increase in our loan balances reflects a 20% increase in loans held by your Company. We expect our penetration of loan markets to increase and strengthen as our new employees and new facilities take hold.

We are optimistic about Year 2003, as we strive to increase profitability in our banking operations and to gain more market share in Kaufman County and our surrounding trade territory. We will do this by delivering banking services that exceed customer expectations.

On behalf of the directors, officers and employees, we thank you for your ongoing support of Heritage Bancshares, Inc. Please continue to recommend our many banking services - including a full range of deposit and loan products for both businesses and consumers - to your family, friends, and neighbors.

Sincerely,


/s/ John H. Mackey
--------------------
John H. Mackey

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

GENERAL

     On July 25, 2001, the Board of Directors of Heritage Savings Bank, SSB (the "Savings Bank") adopted a Plan of Conversion, subject to necessary approvals, to convert from a Texas chartered mutual savings bank to a Texas chartered stock savings bank with the concurrent issuance of its capital stock to a holding company. In September 2001, Heritage Bancshares, Inc. (the "Company") was incorporated.

     The Company completed its stock offering in February 2002. The Company sold 491,468 shares of common stock with net proceeds of approximately $4.5 million. The Company became the holding company for the Savings Bank on February 22, 2002. Because the Company had no results of operations prior to February 2002, all the following financial information and related discussion presented prior to February 2002 is for the Savings Bank and its subsidiary on a consolidated basis.

     The Savings Bank changed its name to Heritage Bank, SSB ("Heritage Bank") effective May 17, 2002.

"SAFE HARBOR" STATEMENT

     In addition to historical information, forward-looking statements are contained herein that are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause future results to vary from current expectations, include, but are not limited to, the impact of economic conditions (both generally and more specifically in the markets in which the Company operates), the impact of competition for the Company's customers from other providers of financial services, the impact of government legislation and regulation (which changes from time to time and over which the Company has no control), and other risks detailed in this Annual Report and in the Company's other Securities and Exchange Commission filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements, to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files from time to time with the Securities and Exchange Commission.

EXPOSURE TO CHANGES IN INTEREST RATES

     The ability to maintain net interest income depends upon earning a higher yield on assets than the rates paid on deposits and borrowings and sustaining this positive interest rate spread during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing

"gap," provides an indication of how an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect. As of December 31, 2002, the amount of the Company's interest-earning assets which were estimated to mature or reprice within one year exceeded the Company's interest-bearing liabilities with the same characteristics by $5.568 million or 11.7% of the Company's total assets.

     QUANTITATIVE ANALYSIS. The following table summarizes the anticipated maturities or repricing of the Company's interest-earning assets and interest-bearing liabilities as of December 31, 2002, based on the information and assumptions set forth in the notes to the table.

                                                                            More Than
                                  Within      Three to      More Than      Three Years
                                   Three       Twelve      One Year to       to Five    Over Five
                                  Months       Months      Three Years        Years       Years       Total
                                -----------  -----------  -------------  ------------   -----------  ----------



                                                            (Dollars In Thousands)


Interest-earning assets:
  Loans (1) ...............        $17,453      $  2,385     $  3,520       $  4,934      $10,114      $38,406
  Investment securities(2).          1,538           333           23              5           22        1,921
  Other(3).................          4,220           197           --            316          713        5,446
                                   -------      --------     ----------      --------      --------     -------
    Total interest-earning
      assets...............         23,211         2,915        3,543          5,255       10,849       45,773
                                    ------       -------       -------        -------      ------       ------

Interest-bearing liabilities:
  Certificates of deposit..          7,447        11,583        5,917          1,699          --        26,646
  Other deposits(4)........            132           396          903            732        3,120        5,283
  Borrowings...............          1,000            --        4,400             --           --        5,400
                                   -------      --------      -------        --------    --------      -------
    Total interest-bearing
      Liabilities..........          8,579        11,979       11,220           2,431        3,120      37,329
                                   -------        ------       ------         -------      -------      ------

Excess (deficiency) of
 interest-earning assets over
 interest-bearing liabilities       14,632        (9,064)      (7,677)          2,824        7,729       8,444
                                    ------        -------     --------        -------      -------     -------

Cumulative excess (deficiency)
  of interest-earning assets
  over interest-bearing
  liabilities................      $14,632      $  5,568     $ (2,109)       $    715      $ 8,444    $  8,444
                                    ======       =======       =======        ========      ======     =======
Cumulative excess (deficiency)
  of interest-earning assets over
  interest-bearing liabilities
  as a percentage of total assets     30.7%         11.7%        (4.4%)          (1.5%)       17.7%      17.7%
                                      =====        ======      ========           =====       =====      =====




                                  (FOOTNOTES ON FOLLOWING PAGE)

------------------

(1) Fixed-rate loans are included in the periods in which they are scheduled to be repaid, based on scheduled amortization, adjusted to take into account estimated prepayments. Adjustable-rate loans are included in the periods in which interest rates are next scheduled to reset, adjusted to take into account estimated prepayments.

(2)  Reflects repricing, contractual maturity or anticipated call date.

(3)  Includes   interest-bearing  demand  deposits  and  other  interest-bearing deposits.

(4)  Adjusted to reflect a 10% annual decay rate on other deposits.

     Although interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, management also regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and net portfolio value ("NPV"), which is defined as the net present value of the Company's existing assets, liabilities and off-balance sheet instruments, and evaluating these impacts against the maximum potential changes in net interest income and NPV. The following table presents the Company's NPV as of December 31, 2002.


                               Net Portfolio Value
--------------------------------------------------------------------------------

                                                                     As a Percentage of PV of Assets
                                                                     -------------------------------


    Change in
Interest Rates in
   Basis Points
  (Rate Shock in
    Rates)(1)           $ Amount         $ Change          % Change        NPV Ratio        Change
------------------  ----------------  ---------------     -------------  -------------    ----------


                                          (Dollars In Thousands)

+300                    $  5,759          $(782)           (12.0%)           12.8%           (1.1%)
+200                       6,020           (521)           (10.0)            13.2             (.7)
+100                       6,286           (255)            (3.9)            13.5             (.4)
--                         6,541             --               --             13.9               --
-100                       6,834            293              4.5             14.3              .4
-200                       6,838            297              4.5             14.2              .3
-300                       6,593             52               .1             13.7             (.2)

-------------------

(1) Assumes an instantaneous uniform change in interest rates at all maturities.

     QUALITATIVE ANALYSIS. The ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest change. The Company's actions with respect to interest rate risk and its asset/liability gap management are taken under the guidance of the Asset/Liability Committee, which presently consists of all members of the Company board. This committee meets quarterly, or as frequently as necessary, to review the current composition of assets and liabilities in light of the prevailing interest rate environment. The Company's strategies to reduce the exposure of earnings to changes in interest rates and manage the mismatch between asset and liability maturities are described below.

 The Company attempts to reduce its potential exposure to interest rate risk by:

o    originating adjustable-rate loans;

o originating commercial business loans with maturities of five years or less;

o maintaining a portion of its investments and mortgage-backed securities with maturities or estimate average lives of less than five years;

o    managing its deposits to establish stable deposit relationships;

o    extending the terms of its Federal Home Loan Bank advances; and

o selling newly originated fixed rate residential mortgage loans with terms to maturity over five years.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2002 AND DECEMBER 31, 2001

     Total assets increased approximately $9.0 million or 23.2% to $47.6 million at December 31, 2002 compared to $38.6 million at December 31, 2001. This increase in total assets was primarily due to an increase in cash and cash equivalents of approximately $2.4 million or 115.2% to $4.5 million at December 31, 2002 compared to $2.1 million at December 31, 2001, together with an increase in net loans of approximately $6.3 million. The increase in cash and cash equivalents was provided by maturities of approximately $360,000 of interest bearing deposits of other banks, deposit growth of approximately $1.4 million and additional advances from Federal Home Loan Bank of approximately $3.5 million, partially offset by volume demand within the loan portfolio.
Loans, net of allowance for loan losses, increased $6.3 million or 20.0% to $37.9 million at December 31, 2002, as a result of increased loan demand, primarily with respect to construction and development loans, commercial loans, and consumer loans. Construction and development loans increased $890,000 or 5.5% to $17.1 million at December 31, 2002 compared to $16.2 million at December 31, 2001. Commercial loans increased $988,000 or 140.7% to $1.7 million at December 31, 2002 compared to $702,000 at December 31, 2001. Consumer loans increased $1.2 million or 96.3% to $2.4 million at December 31, 2002 compared to $1.2 million at December 31, 2001. This loan growth was primarily attributable to increased marketing efforts within the Company's lending area together with the additions of experienced lending officers. The allowance for loan losses as a percentage of total loans increased from 1.0% to 1.1% due to additional provisions of $160,000 during 2002 together with a relatively stable to low historical loan loss percentage as a percentage of gross loans. The change in loan mix due to the increase in construction and development, commercial, and consumer loans did not adversely affect the allowance for loan losses due to the majority of Heritage Bank's construction loans being for non-speculative, pre-sold, one- to four-family residences.

     Deposits increased $1.4 million or 4.4% to $34.1 million at December 31, 2002 compared to $32.7 million at December 31, 2001. The majority of the increase was sustained in demand accounts which increased $1.5 million or 75.1% to $3.4 million at December 31, 2002 compared to $1.9 million at December 31, 2001. The increase in demand accounts is attributable to increased marketing efforts by the Company together with accounts added which related to new loan customers.

     Total equity capital increased approximately $4.0 million or 101.4% to $7.9 million at December 31, 2002 compared to $3.9 million at December 31, 2001. As discussed elsewhere within this document, the Company was incorporated in September 2001 to facilitate the conversion of Heritage Savings Bank from a mutual to stock form. As a result, the Company issued 491,468 shares of its common stock in February 2002, for net proceeds of approximately $4.4 million. Additional transactions affecting equity capital include repurchase of 18,220 shares of common stock for approximately $227,000 and purchase by the ESOP of 39,317 shares of the Company's stock for approximately $393,000 achieved through a loan to the ESOP by the Company. Total equity capital amounted to 16.6% of total assets at December 31, 2002, compared to 10.2% at December 31, 2001.

     AVERAGE BALANCES, NET INTEREST INCOME AND YIELDS EARNED AND RATES PAID. The following tables present for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and the resultant rates, and the net interest margin. The tables do not reflect any effect of income taxes. All average balances are based on average monthly balances during the periods. Heritage Bank does not believe that the monthly averages differ significantly from what the daily averages would be.


                                                                                     Year Ended December 31,
                                                                  ---------------------------------------------------------------
                                           At December 31, 2002             2002                               2001
                                            ------------------   ----------------------------    ---------------------------------

                                                      Yield/   Average              Average        Average             Average
                                           Balance   Rate     Balance   Interest   Yield/Rate(1)  Balance  Interest   Yield/Rate(1)
                                           -------   ----     -------   --------   -------------  -------  --------   -------------

                                                                                       (Dollars In Thousands)
INTEREST-EARNING ASSETS:
  Loans (2)............................     $  38,406    7.39%   $36,104   $  2,957      8.19%   $28,989    $2,566        8.85%

  Investment securities................         1,921    4.50      2,261        109      4.82      4,701       302        6.42

  Interest-bearing deposits at other
    banks (3)..........................         5,446    2.00      4,473        109      2.44      4,861       194        3.99
                                             --------    ----      -----       ----      ----       ----     -----        ----

    Total interest-earning assets......        45,773    6.63     42,838      3,175      7.41     38,551     3,062        7.94
                                                         ----                  ---      ----                 ----        ----

Non-interest-earning assets............         1,827              1,748                           1,078
                                             --------              -----                          ------
    Total assets.......................     $  47,600            $44,586                         $39,629
                                            =========            =======                         =======

INTEREST-BEARING LIABILITIES:
  Deposits:
    Demand.............................     $   1,176   0.25%    $ 1,162   $      6      0.52%     $ 971      $  7        0.72%

    Money market.......................         2,518   1.00       2,582         25      0.97      2,687        45        1.67

    Savings............................         1,589   0.25       1,731         16      0.92      1,948        24        1.23

    Certificates of Deposit............        26,646   2.96      25,053        949      3.79     27,327     1,470        5.38

  Advances from Federal Home Loan Bank.         5,400   3.37       3,513        142      4.04      1,688       118        6.99
                                             --------   ----     -------        ---      ----    -------    ------        ----

  Total interest-bearing liabilities...        37,329   2.69      34,041      1,138      3.34     34,621     1,664        4.81
                                                        ----                  -----      ----                -----        ----

  Non-interest-bearing liabilities.....         2,354              3,299                           1,286
                                             --------               ----                         -------
    Total liabilities..................        39,683             37,340                          35,907
  Total equity capital(4)..............         7,917              7,246                           3,722
                                              -------               ----                         -------
    Total liabilities and equity capital    $  47,600            $44,586                         $39,629
                                             ========            =======                         =======
  Net interest-earning assets..........     $   8,444              6,303                         $ 3,930
                                             ========              =====                         =======
  Net interest income; interest rate
      spread (5)......................                   3.94%               $2,037      4.07%              $1,398        3.13%
                                                         ====                ======      ====               ======        ====
  Net interest margin(6)...............                                                  4.76%                            3.63%
                                                                                         ====                             ====
  Interest-earning assets to
      interest-bearing liabilities.......                          117.3%                          111.3%
                                                                   =====                           =====

-------------------
(1)      Yields and rates have been annualized where appropriate.
(2)      Includes loans held for sale.
(3)      Includes interest-bearing demand deposits and other interest bearing deposits.
(4)      Includes retained earnings and accumulated other comprehensive income (loss).
(5)      Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.
(6)      Net interest margin is net interest income divided by average interest-earning assets.


     RATE/VOLUME ANALYSIS. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by current year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume. In calculating this table, out of period items and adjustments have been excluded.


                                                                     Year Ended December 31,
                                                      --------------------------------------------------


                                                                         2002 vs. 2001
                                                      --------------------------------------------------


                                                             Increase
                                                            (Decrease)
                                                              Due To                             Total
                                                      -----------------------------             Increase
                                                                                               (Decrease)
                                                                                           ------------------
                                                         Rate             Volume
                                                      -------------   -------------
                                                                         (In Thousands)
INTEREST-EARNING ASSETS:
  Loans.....................................              $(238)           $  629                $  391
  Investment securities.....................                (36)             (157)                 (193)
  Interest-bearing deposits at other banks..                (70)              (15)                  (85)
                                                           -----             -----                ------
    Total interest-earning assets...........               (344)              457                   113
                                                            ----             -----                ------

INTEREST-BEARING LIABILITIES:
  Deposits:
    Demand..................................                (20)                19                   (1)
    Money market............................                (18)                (2)                 (20)
    Savings.................................                 (5)                (3)                  (8)
    Certificates of Deposit.................               (399)              (122)                (521)
  Advances from Federal Home Loan Bank......               (104)               128                   24
                                                            ----              ----                ------
    Total interest-bearing liabilities......               (546)                20                 (526)
                                                            ----             -----                 -----
  Increase (decrease) in net interest income             $  202              $ 437              $   639
                                                           =====              ====                ======


COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001.

     GENERAL. Net income during the years ended December 31, 2002 and 2001 amounted to approximately $122,000 and $425,000, respectively. Net income for the year ended December 31, 2001, exclusive of the bonding claim settlement of $400,000, amounted to $25,000. The increase in net income of $97,000 or 388.0% from 2001 to 2002 exclusive of the bonding claim settlement was primarily attributable to an increase in net interest income partially offset by decreases in interest income from investment securities and by increases in the provision for loan loss and in noninterest expense. These and other significant fluctuations in the Company's results of operations are discussed on the following pages.

     NET INTEREST INCOME. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on interest-earning assets and the rates paid on interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income increased $639,000 or 45.7% to $2.0 million for the year ended December 31, 2002 compared to $1.4 million for the year ended December 31, 2001. This increase was primarily due to an increase in the average interest rate spread to 4.07% for the year ended December 31, 2002 compared to 3.13% for the year ended December 31, 2001. For the same time periods, the Company's net interest margin increased from 3.63% to 4.76%.

     INTEREST INCOME. Interest income increased $113,000 or 3.7% to $3.2 million for the year ended December 31, 2002 compared to $3.1 million for the year ended December 31, 2001. This increase was primarily attributable to an increase in the average balance on loans receivable partially offset by a decrease in the average balances of investment securities and interest bearing deposits in other banks and by a decrease in the yield on all interest earning assets. The average balance of loans receivable increased from $29.0 million for the year ended December 31, 2001 to $36.1 million for the year ended December 31, 2002, an increase of $7.1 million, or 24.5%. The increase was attributable to aggressive but sound marketing strategies within the Company's lending area together with an increase in experienced lending personnel. The average balances of investment securities and interest bearing deposits at other banks decreased 2.4 million or 51.1% and $388,000 or 8.0% respectively in 2002 compared to 2001. These decreases are primarily attributable to management's philosophy to use maturities of such investment to fund higher yield loan growth rather than replenish such investments. The average yield on earning assets decreased from 7.9% in 2001 to 7.4% in 2002, as interest rates continued their declining trend.

     INTEREST EXPENSE. Interest expense decreased $526,000 or 31.6% to $1.1 million for the year ended December 31, 2002 compared to $1.7 million for the year ended December 31, 2001. This decrease was primarily due to average balance decreases in higher interest-bearing money market, savings, and certificates of deposit accounts and increases in lower interest-bearing or noninterest-bearing demand deposit accounts. Collectively, the average balances of money market, savings, and certificates of deposit accounts decreased $2.6 million, or 8.1% from $31.9 million at December 31, 2001 to $29.3 million at December 31, 2002, while the average balance of demand deposit accounts increased $2.7 million or 276.5% from $971,000 at December 31, 2001 to $3.7 million at December 31, 2002. The Company was able to attract demand deposit accounts related to new loan customers, while it was able to continue its trend to reduce higher interest-bearing money market, savings, and time deposits. Additionally, advances from the Federal Home Loan Bank increased $1.8 million or 108.1% from an average balance of $1.7 million at December 31, 2001 to an average balance of $3.5 million at December 31, 2002. This increase was required to fund loan demand.

     COMPARISON OF THE TOTAL ALLOWANCE AND RELATED PROVISION FOR LOAN LOSSES. At December 31, 2002, the allowance for loan losses was $415,939, or 1.03% of the total loan portfolio, compared to $320,000, or 1.0% at December 31, 2001.

     Heritage Bank experienced an overall increase in funded loans net of allowance for loan losses, from December 31, 2001 to December 31, 2002 of $6.3 million. Changes in funded loan mix were as follows: One-to-four family real estate loans decreased from $13.1 million to $11.9 million, and commercial real estate loans decreased from $5.5 million to $5.2 million, and construction loans increased from $11.2 million to $17.1 million. Management reviewed the impact on the change in loan mix in determining the adequacy of the allowance for loan losses, and has made adjustments to maintain the allowance at a level equivalent to or higher than our peers. Sixty-seven percent of the Bank's construction loans are non-speculative, pre-sold or individually owned one-to-four family residences. Additionally, commercial business loans increased from $702 thousand to $1.7 million and consumer loans increased from $1.2 million to $2.4 million. Heritage continually monitors the effects of the general economy and real estate market on the Bank's loan portfolio.

     Heritage Bank's non-performing loans and troubled debt restructurings increased from 1.8% at December 31, 2001 to 3.61% at December 31, 2002. Net chargeoffs for the year were $64,060 compared to $5,000 for the year ended December 31, 2001. Nearly half, or $684,097 (1.7% of the gross portfolio) was accountable to one large credit consisting of two large single-family construction loans and one lot loan. These loans were secured by real estate with loan-to-value ratios of 80%, 90%, and 74% respectively. Management has made specific allocations in the loan loss reserve for these credits.

     During the year 2002, management enhanced the methodology through which the adequacy of the allowance for loan losses is calculated. Beginning in August 2002, management began calculating specific reserves for each classified loan by deducting estimated selling costs from the fair market value of the collateral securing each classified loan. Additionally, general allocations were made for the remainder of the portfolio (non-classified and performing loans) using percentages derived in consultation with our auditors and comparable to or greater than those used by our peers.

     Heritage Bank's ratio of net chargeoffs to average loans outstanding was ..18% for the year ended December 31, 2002 compared to .02% for the year ended December 31, 2001.

     For the years ended December 31, 2002 and 2001, the provision for losses on loans amounted to $160,000 and $15,000, respectively. The increase in the provision for the year ended December 31, 2002 compared to the same period in 2001 was based on one significant charge-off incurred during 2002 and internal methodologies and assumptions relative to continued overall loan growth. While the Company cannot assure that future chargeoffs and/or additional provisions will not be necessary, the Company believes that, as of December 31, 2002, its allowance for loan losses was adequate.

     NONINTEREST INCOME. Noninterest income decreased $157,000 from $505,000 for the year ended December 31, 2001 to $348,000 for the year ended December 31, 2002. For the year ended 2001, the Company realized a bonding claim settlement of $400,000. During 1999, Heritage Bank engaged in activities with an investment broker whereby Heritage Bank purchased government agency securities and long-term certificates of deposit as part of the management of Heritage Bank's interest rate risk. It was determined subsequent to the purchase of these investments that the investment broker had fraudulently misrepresented the amount of assets acquired. Heritage Bank, accordingly, realized a loss in regard to this transaction of approximately $1.6 million which was included in noninterest expense for the year ending December 31, 1999.

     Exclusive of the bonding claim settlement in 2001, noninterest income increased $243,000 during 2002 compared to 2001. Fee income on service charges and gain on sales of real estate increased. Fee income on service charges increased $42,000 as a result of the continued shift to transactional demand deposits accompanied by an increase in fees charged. Gain on sales of real estate increased $182,000 as a result of marketing efforts employed by a subsidiary of Heritage Bank to purchase and resell residential lots for future development by builders.

     NONINTEREST EXPENSE. Noninterest expense increased $597,000 or 41.4% to $2.0 million for the year ended December 31, 2002 compared to $1.4 million for the same period in 2001. This increase was primarily due to an increase of $379,000 or 62.3% in compensation and benefits, a $132,000 increase in occupancy expense, and a $132,000 increase in other miscellaneous expense. Compensation expense increased due to the addition of three experienced lending officers, as well as overall staff additions. The increase in occupancy expense was due to the expansion of facilities, including the addition of two loan production offices in August and September 2002. The increase in other miscellaneous expense was primarily due to a $90,000 increase in legal and professional fees, a $27,000 increase in advertising expense, and a $20,000 increase in insurance expense. The increase in legal and professional fees was primarily attributable to costs associated with the Company's stock offering during 2002, while the increase in advertising expense was due to marketing efforts employed by the Company to stem loan growth together with the addition of two loan production offices. The increase in insurance expense is attributable to both expansion and the national and local trend towards rising costs.

     INCOME TAX EXPENSE. During 2002, the Company recognized $63,000 of income tax expense which represents the effective tax rate multiplied by pretax earnings. During the year ended December 31, 2001, the Company's existing valuation allowance was reduced to $0 and Heritage Bank recognized $20,000 of income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

     The State of Texas regulations require Heritage Bank to maintain liquidity in an amount not less than 10% of an amount equal to its average daily deposits for the most recently completed calendar quarter in cash and readily marketable investments. For the quarter ended December 31, 2002 Heritage Bank's liquidity was $6.8 million with a liquidity ratio of 21.1%. Heritage Bank met the requirement in the prior three quarters.

     At December 31, 2002, the Company had outstanding commitments to extend credit in regard primarily to undisbursed construction loan proceeds of $6.8 million. In addition, as of December 31, 2002, the total amount of certificates of deposit which were scheduled to mature in the following 12 months was $19.0 million. The Company believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changing interest rate environments. If the Company requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Dallas in the amount of $1.8 million are available at December 31, 2002 as an additional source of funds.

     For  a  discussion  of  commitments  to  extend  credit,   commitments  and
contingencies, and significant group concentrations of credit risk, see notes 14, 17 and 18 to the Consolidated Financial Statements.

     Heritage Bank is required to maintain regulatory capital sufficient to meet tier I leverage, tier I risk-based and total risk-based capital ratios of at least 4.0%, 4.0% and 8.0%, respectively. At December 31, 2002, Heritage Bank exceeded each of its capital requirements with ratios of 13.5%, 15.8% and 16.8%, respectively.

IMPACT OF INFLATION AND CHANGING PRICES

     The financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

RECENT ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes Accounting Principles Board Opinion No. 17, "Intangible Assets." It addresses how intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001.

     In June 2001, the FASB issued Statement No. 143 (FAS 143), "Accounting for Asset Retirement Obligations." FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset requirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair market value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. The provisions of FAS 143 are required to be applied starting with fiscal years beginning after June 15, 2002.

     In August 2001, the FASB issued Statement No. 144 (FAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." FAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 retains previous requirements to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and to measure impairment loss as the difference between the carrying amount and fair value of the asset. The provisions of FAS 144 are required to be applied starting with fiscal years beginning after December 15, 2001.

     In October 2002, the FASB issued Statement No. 147 (FAS 147) "Acquisitions of Certain Financial Institutions." FAS 147 amends FASB Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and requires that acquisitions of financial institutions be accounted for under FAS 141 and FAS 142. In addition, FAS 147 amends FAS 144 to include in its scope long-term customer relationship intangible assets of financial institutions. Furthermore, it clarifies that a branch acquisition that meets the definition of a business should be accounted for as a business combination; otherwise, the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. The provisions of FAS 147 are effective for all transactions on or after October 1, 2002.

     In December 2002, the FASB issued Statement No. 148 (FAS 148), "Accounting for Stock-Based Compensation-Transition and Disclosure." FAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" through provision of alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, it requires more prominent disclosure about the method of accounting for stock-based compensation and the effect of the method used on reported results. The provisions of FAS 148 are generally effective for fiscal years beginning after December 15, 2003.

     The Company's policy is to adopt recently issued accounting pronouncements as of their required effective date. With respect to adoption of FAS 142, FAS 144 and FAS 147 during 2001 and 2002, there was no significant impact on the Company's operations. With respect to planned adoption of FAS 143 and FAS 148 during 2003 and 2004, respectively, the Company does not believe that the effects of adoption will have a material impact on its financial statements.

                 [PAYNE FALKNER SMITH & JONES, P.C. LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Board of Directors
Heritage Bancshares, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Heritage Bancshares, Inc. and Subsidiary (Company) as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Heritage Bancshares, Inc. and Subsidiary as of December 31, 2002 and 2001, the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Payne Falkner Smith & Jones, P.C.
-------------------------------------
Dallas, Texas
February 19, 2003

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY

                           Consolidated Balance Sheet

                           December 31, 2002 and 2001

                                 (In Thousands)

                                                          2002         2001
                                                          ----         ----
ASSETS
------

Cash and due from banks                                  $ 3,872     $    978
Federal funds sold                                           600        1,100
                                                         -------     --------
      Total cash and cash equivalents                      4,472        2,078
Interest bearing deposits in other banks                     793        1,151
Securities available for sale                              1,921        1,923
Loans, net                                                37,990       31,669
Accrued interest receivable                                  240          269
Bank premises and equipment, net                             693          604
Other assets                                               1,491          949
                                                        --------     --------
      Total assets                                      $ 47,600     $ 38,643
                                                        ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Deposits                                                $ 34,134     $ 32,682
Advances from Federal Home Loan Bank                       5,400        1,940
Other liabilities                                            149           90
                                                        --------     --------
      Total liabilities                                   39,683       34,712
Commitments and contingencies                                  -            -
Stockholders' equity:
    Preferred stock, $.01 par value, 200,000 shares
      authorized, no shares issued or outstanding              -            -
    Common stock, $.01 par value, 1,800,000 shares
      authorized, 491,468 shares issued and 473,248
      shares outstanding                                       5            -
    Additional paid-in capital                             4,471            -
    Retained earnings                                      4,017        3,895
    Unearned ESOP shares                                    (361)           -
    Accumulated other comprehensive
         income , net of tax                                  12           36
                                                        --------     --------
                                                           8,144        3,931
     Treasury stock at cost                                 (227)          -
                                                        --------     --------
      Total stockholders' equity                           7,917        3,931
                                                        --------     --------
      Total liabilities and stockholders' equity        $ 47,600     $ 38,643
                                                        ========     ========

          See accompanying notes to consolidated financial statements.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY

                        Consolidated Statement of Income

                 For the Years Ended December 31, 2002 and 2001

                                 (In Thousands)


                                                          2002        2001
Interest income:
     Loans                                              $ 2,957     $ 2,566
     Investment securities                                  109         302
     Other                                                  109         194
                                                        -------     -------

             Total interest income                        3,175       3,062
                                                        -------     -------

Interest expense:
     Deposits                                               996       1,546
     Advances from Federal Home Loan Bank                   142         118
                                                        -------     -------

              Total interest expense                      1,138       1,664
                                                        -------     -------

Net interest income                                       2,037       1,398

Provision for loan losses                                   160          15
                                                        -------     -------

Net interest income after provision for loan losses       1,877       1,383
                                                        -------     -------

Noninterest income:
     Fee income and service charges                          91          49
     Net gain on redemption of interest bearing
         deposits in other banks                              6           -
     Bonding claim settlement                                 -         400
     Net gain on sales of real estate                       182           -
     Other                                                   69          56
                                                        -------     -------


              Total noninterest income                      348         505
                                                        -------     -------

Noninterest expense:
     Loss on securities available for sale                    -          52
     Compensation and benefits                              987         608
     Occupancy                                              308         176
     Data processing                                        124         118
     Other                                                  621         489
                                                        -------     -------

              Total noninterest expense                   2,040       1,443
                                                        -------     -------

Income before income tax expense                            185         445

Income tax expense                                           63          20
                                                        -------     -------

Net income                                              $   122     $   425
                                                        =======      ======
Earnings per share - basic and diluted                     0.29         N/A
                                                        =======      ======


          See accompanying notes to consolidated financial statements.




                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY

            Consolidated Statement of Changes in Stockholders' Equity

                 For the Years Ended December 31, 2002 and 2001

                                 (In Thousands)



                                                                                         Accumulated
                                                                                            Other
                                                  Additional                             ComprehensiveComprehensive
                              Preferred  Common    Paid in      Retained      Unearned      Income       Income     Treasury
                                Stock     Stock     Capital      Earnings     ESOP Shares  (Loss)       (Loss)        Stock    Total
                              --------- --------- -----------  ------------  ------------------------ ------------ ----------  -----

Balance January 1, 2001            $ -       $ -         $ -      $  3,470          $ -         $ (2)                  $ -   $3,468


Net income                           -         -           -           425            -            -          425        -      425
Unrealized gains arising
    during the period
               (net of tax)          -         -           -             -            -           38           38        -       38
                                                                                                      ------------
       Total comprehensive
         income                                                                                             $ 463
                                                                                                      ============

                              --------- --------- -----------  ------------  ----------- ------------             --------   -------
Balance December 31, 2001            -         -           -         3,895            -           36                     -     3,931


Net income                           -         -           -           122            -            -          122        -      122
Unrealized losses arising
    during the period
    (net of tax)                     -         -           -             -            -          (24)         (24)       -      (24)
                                                                                                      ------------
    Total comprehensive
          income                                                                                             $ 98
                                                                                                      ============

Sale of common stock                 -         5       4,471             -         (393)           -                     -    4,083
Repayment of ESOP note
   payable                           -         -           -             -           32            -                     -       32
Purchase of treasury
   stock                             -         -           -             -            -            -                  (227)    (227)

                              --------- --------- -----------  ------------  ----------- ------------             --------   -------
Balance December 31, 2002         $ -       $ 5     $ 4,471       $ 4,017        $(361)        $ 12                $ (227)  $ 7,917
                              ========= ========= ===========  ============  =========== ============             ========   =======



          See accompanying notes to consolidated financial statements.




                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY

                      Consolidated Statement of Cash Flows

                 For the Years Ended December 31, 2002 and 2001

                                 (In Thousands)


                                                                                   2002             2001
                                                                                   ----             ----


Cash flows from operating activities:
Net income                                                                        $  122        $   425
     Adjustments to reconcile net income to
        net cash provided by operating activities:
           Depreciation                                                              126             52
           Provision for loan losses                                                 160             15
           Deferred tax expense                                                       63             20
           Loss on sales of securities available for sale                              -             52
           Net gain on sales of real estate                                         (182)             -
           Other gains                                                                (6)             -
           Decrease in loans held for sale                                             -            449
           Decrease (increase) in accrued interest and other assets                  208           (310)
           Increase (decrease) in accrued interest and other liabilities              71            (19)
                                                                                   -----         ------


              Net cash provided by operating activities                               562           684
                                                                                   ------       -------


Cash flows from investing activities:
Net sales, calls and paydowns of securtities available for sale                     1,566         6,965
Purchases of securities available for sale                                         (1,600)            -
Decrease in interest bearing deposits in other banks                                  364         1,809
Net loans originated                                                               (7,083)       (6,899)
Net additions of property and equipment                                              (215)         (258)
                                                                                   ------       -------

              Net cash (used) provided by investing activities                     (6,968)        1,617
                                                                                   ------       -------


Cash flows from financing activities:
Net increase (decrease) in demand, money market and
     savings accounts                                                               1,167        (3,014)
Net proceeds from certificates of deposits                                            285           924
Net increase in advances from Federal Home Loan Bank                                3,460           114
Net proceeds from sale of common stock                                              4,476             -
Purchase of treasury stock                                                           (227)            -
Net increase in unearned ESOP shares                                                 (361)            -
                                                                                   ------       -------

              Net cash provided (used) by financing activities                      8,800        (1,976)
                                                                                   ------       -------

Net increase in cash and cash equivalents                                           2,394           325

Cash and cash equivalents at beginning of year                                      2,078         1,753
                                                                                   ------       -------
Cash and cash equivalents at end of year                                          $ 4,472       $ 2,078
                                                                                  =======       =======



          See accompanying notes to consolidated financial statements.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


                   Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

The accounting and reporting policies of Heritage Bancshares, Inc. and Subsidiary (together referred to as the Company) conform to generally accepted accounting principles and to practices generally followed within the Banking industry. The following is a description of the more significant of these policies.

BASIS OF PRESENTATION
---------------------

The accompanying consolidated financial statements include the accounts of Heritage Bancshares, Inc. (Bancshares) and its wholly-owned subsidiary, Heritage Bank, SSB (Bank) and the Bank's wholly-owned subsidiary, TFS Investment Corporation (TFS).

The Bank was established in 1922 as Terrell Federal Building and Loan Association, and in the 1930's changed its name to Terrell Federal Savings and Loan Association. In October 1999, Terrell Federal Savings and Loan Association converted from a federally chartered savings and loan to a state chartered mutual savings bank and changed its name to Heritage Savings Bank, SSB. The Bank went through a more recent name change to Heritage Bank, SSB effective May 2002. The Bank's primary source of revenue is interest on loans and mortgage-backed and related securities. The Bank is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

In July 2001, the Board of Directors of the Bank adopted a Plan of Conversion, subject to regulatory approval and approval by the members of the Bank, to convert from a state chartered mutual savings bank to a state chartered stock savings bank with the concurrent issuance of its capital stock to a holding company. In September 2001, the holding company, Heritage Bancshares, Inc. was formed. The conversion was to be accomplished through the amendment of the Bank's state charter and the sale of Bancshares' common stock in an amount equal to the consolidated pro forma market value of Bancshares after giving effect to the conversion.

In January 2002, the Bank engaged in an offering of Bancshares' stock with priority given first to the Bank's eligible account holders, then to Bancshares' Employee Stock Ownership Plan (formed in February 2002), then to other members of the Bank. In February 2002, the offering was concluded with 491,468 shares sold, proceeds received of approximately $4,915,000 and costs incurred of approximately $439,000.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


With the consummation of the conversion, Bancshares became the holding company of the Bank. Bancshares had no results of operations prior to February 2002. Accordingly, all financial information presented prior to February 2002, will include only the Bank and its wholly owned subsidiary, TFS.

USE OF ESTIMATES
----------------

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and valuation of other real estate owned. While management uses available information to recognize losses on loans and other real estate owned, future provisions may be necessary based on changes in local economic conditions. In addition, banking regulators, as an integral part of their examination process, periodically review the Company's allowance for loan and other real estate losses. They may require the Company to record additional provisions for losses based on their judgment about information available to them at the time of their examination.

A significant portion of the Company's loans are secured by real estate and related assets located in local markets. Accordingly, the ultimate collectibility of this portion of the Company's loan portfolio is susceptible to changes in local market conditions.

CASH AND CASH EQUIVALENTS
-------------------------

Cash and cash equivalents consist of cash on hand, federal funds sold, and funds due from banks. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

INVESTMENT SECURITIES
---------------------

TRADING SECURITIES

Securities that are held for short-term resale are classified as trading account securities and recorded at their fair values. Realized and unrealized gains and losses on trading account securities are included in other income.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


SECURITIES HELD TO MATURITY

Government, Federal agency, and corporate debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

SECURITIES AVAILABLE FOR SALE

Available for sale securities consist of investment securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are included in other comprehensive income. Realized gains (losses) on available for sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using the interest method over the period to maturity.

Declines in the fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

LOANS HELD FOR SALE
-------------------

Loans originated for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

LOANS AND ALLOWANCE FOR LOAN LOSSES
-----------------------------------
Loans receivable that management has the intent and ability to hold for the future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Impaired loans are accounted for at the net present value of expected future cash flows, discounted at the loan's effective interest rate, the observable market price of the loan or at the fair value of the collateral if the loan is collateral dependent.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

FEES AND COSTS ASSOCIATED WITH ORIGINATING LOANS
------------------------------------------------

Loan origination fees, net of certain direct origination costs, are recognized as an adjustment of the related loan yield using the interest method.

BANK PREMISES AND EQUIPMENT
---------------------------
Bank premises, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization using the straight-line method. The costs of leasehold improvements are amortized over the shorter of their estimated useful lives of 3 to 10 years or the lease term. The costs of buildings and furniture, fixtures and equipment are depreciated over their estimated useful lives as follows:

                  Building                                    30 years
                  Furniture, fixtures and equipment           3-10 years

OTHER REAL ESTATE OWNED
-----------------------
Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Company's cost of acquisition or the asset's fair market value that becomes the property's new basis. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized subject to management's evaluation of its recoverability.

Valuations are periodically performed by management, and a specific allowance for losses is established, if necessary, by means of a charge to operations if the carrying value of the property exceeds the fair value less estimated costs to sell.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


EARNINGS PER SHARE
------------------

Earnings per share is computed in accordance with FAS No. 128, "Earnings Per Share," which requires presentation of basic and fully diluted earnings per share (EPS) for entities with complex capital structures. Basic EPS is based on net income divided by the weighted-average number of shares outstanding during the period. Diluted EPS includes the dilutive effect of stock options granted and convertible debentures issued using the treasury stock method, and if-converted method, respectively. The Company has no potentially dilutive warrants, options or debentures and, therefore, there is no dilutive effect on earnings per share for all years presented.

INCOME TAXES
------------

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

FINANCIAL INSTRUMENTS
---------------------
The Company has no derivative financial instruments at December 31, 2002 and 2001, respectively.

In the ordinary course of business the Company has entered into certain off balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

TREASURY STOCK
--------------

In July 2002 and November 2002, the Company repurchased an aggregate 16,000 shares and 2,220 shares, respectively, of its outstanding common stock at a purchase price of approximately $199,000 and $28,000, respectively. The average cost per share was $12.46. The Company has chosen to account for its acquisition of treasury stock under the cost method.

FAIR VALUES OF FINANCIAL INSTRUMENTS
------------------------------------

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

CASH AND SHORT TERM INSTRUMENTS

The carrying amounts of cash and short term instruments approximate their fair value.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


AVAILABLE FOR SALE SECURITIES

Fair values for securities excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate their fair value.

LOANS

For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

DEPOSITS

The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed term money market accounts and certificates of deposit (CD's) approximate their fair values at the reporting date. Fair values for fixed-rate CD's are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

ADVANCES FROM FEDERAL HOME LOAN BANK

Fair values for the Advances from Federal Home Loan Bank are based on rates currently charged to enter into similar agreements taking into account the remaining term of the agreements.

ACCRUED INTEREST

The carrying amounts of accrued interest approximate their fair values.

OFF BALANCE SHEET INSTRUMENTS

Fair values for off balance sheet lending commitments are based on fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standings.


RECLASSIFICATION
----------------

Certain amounts previously reported have been reclassified to conform to the current format.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


2.   RECENT ACCOUNTING PRONOUNCEMENTS
     --------------------------------

In June 2001, the FASB issued Statement No. 143 (FAS 143), "Accounting for Asset Retirement Obligations". FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. The provisions of FAS 143 are required to be applied starting with fiscal years beginning after June 15, 2002.

In August 2001, the FASB issued Statement No. 144 (FAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets". FAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 retains previous requirements to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and to measure impairment loss as the difference between the carrying amount and fair value of the asset. The provisions of FAS 144 are required to be applied starting with fiscal years beginning after December 15, 2001.

In October 2002, the FASB issued Statement No. 147 (FAS 147) "Acquisitions of Certain Financial Institutions." FAS 147 amends FAS Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" and requires that acquisitions of financial institutions be accounted for under FAS 141 and FAS 142. In addition, FAS 147 amends FAS 144 to include in its scope long-term customer relationship intangible assets of financial institutions. Furthermore, it clarifies that a branch acquisition that meets the definition of a business should be accounted for as a business combination; otherwise, the transaction should be accounted for as an acquisition of net assets that does not result in the recognition of goodwill. The provisions of FAS 147 are effective for all transactions on or after October 1, 2002.

In December 2002, the FASB issued Statement No. 148 (FAS 148), "Accounting for Stock-Based Compensation-Transition and Disclosure." FAS 148 amends FAS Statement No. 123, "Accounting for Stock-Based Compensation" through provision of alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, it requires more prominent disclosure about the method of accounting for stock-based compensation and the effect of the method used on reported results. The provisions of FAS 148 are generally effective for fiscal years beginning after December 15, 2003.

The Company's policy is to adopt recently issued accounting pronouncements as of their required effective date. With respect to adoption of FAS 142, FAS 144 and FAS 147 during 2001 and 2002, there was no significant impact on the Company's operations. With respect to planned adoption of FAS 143 and FAS 148 during 2003 and 2004, respectively, the Company does not believe that the effects of adoption will have a material impact on its financial statements.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


3.   STATEMENT OF CASH FLOWS
     -----------------------

The Company has chosen to report on a net basis its cash receipts and cash payments for time deposits accepted and repayments of those deposits, loans made to members and principal collections on those loans and interest bearing deposits in other financial institutions.


The Company uses the indirect method to present cash flows from operating activities. Supplemental cash flow information at December 31, 2002 and 2001 is presented as follows (in thousands):
                                                   2002            2001

Cash transactions
Interest expense paid                              $ 1,149         $ 1,673
                                               ============    ============

Interest income received                           $ 3,204         $ 3,043
                                               ============    ============

Federal income taxes paid                              $ -             $ -
                                               ============    ============


Non cash transactions
Net unrealized (depreciation) appreciation
      on securities available for sale               $ (24)           $ 38
                                               ============    ============

Net additions to other real estate owned             $ 602             $ -
                                               ============    ============


4. EARNINGS PER SHARE
   ------------------

For 2002, earnings per share is based upon the weighted average shares outstanding and results of operations after the conversion described in Note 1. The computation of earnings per share is as follows (in thousands, except share amounts):



 Net Income                                       $     126
                                                  =========
 Average common shares outstanding                  414,501
                                                  =========
 Basic and diluted earnings per share             $    0.30
                                                  =========

The computation of earnings per share, assuming the offering of Bancshares' stock had been effective January 1, 2002 is as follows (in thousands, except share amounts):

 Net Income                                       $     122
                                                  =========
 Average common shares outstanding                  484,518
                                                  =========
 Basic and diluted earnings per share             $    0.25
                                                  =========



As of and for the year ended December 31, 2001, the Bank was a mutual institution and, thus, earnings per share is not reported on the results of operations for the period then ended.

5.  DEBT AND EQUITY SECURITIES
    --------------------------

Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. The carrying amount of securities and their approximate fair values at December 31, 2002 and 2001 are as follows (in thousands):



                                                                   Gross             Gross
                                               Amortized         Unrealized        Unrealized           Fair
                                                 Cost              Gains            Losses             Value
                                               ---------         ----------        ----------          ------

Securities Available for Sale
-----------------------------
  December 31, 2002:
  U.S. Government Agency obligations             $ 1,100               $ -               $ -           $ 1,100
  Mortgage-backed securities                         803                18                 -               821
                                               ---------         ----------        ----------          ------
                                                 $ 1,903              $ 18               $ -           $ 1,921
                                               =========         ==========        ==========          =======

  December 31, 2001:
  U.S. Government Agency obligations               $ 500              $ 19               $ -             $ 519
  Mortgage-backed securities                       1,369                35                 -             1,404
                                               ---------         ----------        ----------          ------
                                                 $ 1,869              $ 54               $ -           $ 1,923
                                               =========         ==========        ==========          =======

Proceeds from the sales of securities classified as available for sale were approximately $4,480,000 for the year ended December 31, 2001. Gross gains of approximately $7,000 and gross losses of approximately $59,000 were realized on those sales during 2001. There were no sales of securities for the year ended December 31, 2002.

Investment securities with recorded values of approximately $599,000 and $1,452,000 were pledged as collateral for purposes required or permitted by law at December 31, 2002 and 2001, respectively.

The amortized cost and estimated market value of debt and equity securities at December 31, 2002 are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without prepayment penalties.


                                                Amortized          Fair
                                                   Cost            Value
                                                ---------         -------

Due in one year or less                           $ 1,115         $ 1,115
Due from one year to five years                        28              28
Due from five years to ten years                        1               1
Due after ten years                                   759             777
                                                ---------         -------
                                                  $ 1,903         $ 1,921
                                                =========         =======

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


6.       LOANS AND ALLOWANCE FOR LOAN LOSSES
         -----------------------------------

The composition of loans at December 31, 2002 and 2001 consisted of the following (in thousands):


                                               2002              2001
                                             --------          --------
Real estate:
          Residential 1- 4 family            $ 11,947          $ 13,076
          Multi-family                            152               455
          Commercial                            5,210             5,449
          Construction & development           17,089            16,200
                                             --------          --------
                                               34,398            35,180
                                             --------          --------
Commercial business                             1,690               702
                                             --------          --------
Consumer:
          Loans secured by deposits               465               282
          Other                                 1,902               924
                                             --------          --------
                                                2,367             1,206
                                             --------          --------
                                               38,455            37,088

Allowance for loan losses                        (416)             (320)
Deferred fees                                     (49)              (62)
Loans in process                                    -            (5,037)
                                             --------          --------
                                             $ 37,990          $ 31,669
                                             ========          ========


A summary of the activity in the allowance for loan losses for the year ended December 31, 2002 and 2001 is as follows (in thousands):


                                                  2002             2001
                                                 -----             -----
Balance at beginning of year                     $ 320             $ 310
Provision charged to operations                    160                15
Loans charged-off                                  (64)               (5)
Recoveries                                          -                 -
                                                 -----             -----
Balance at end of year                           $ 416             $ 320
                                                 =====             =====

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY



The Company extends commercial and consumer credit loans primarily to borrowers in the state of Texas. At December 31, 2002 and 2001, substantially all of the Company's loans were collateralized with real estate, automobiles, deposits, and other assets. Although the Company has a diversified loan portfolio, its debtors' ability to honor their contracts is substantially dependent upon the general economic conditions.

Impairment of loans having recorded investments of approximately $301,000 and $578,000 at December 31, 2002 and 2001, respectively, has been recognized in conformity with FAS 114 as amended by FAS 118. The average recorded investment in impaired loans during 2002 and 2001 was approximately $440,000 and $532,000, respectively. The total allowance for loan losses related to these loans was approximately $17,000 and $87,000 at December 31, 2002 and 2001, respectively. Interest income recognized on impaired loans for such payments received in 2002 and 2001 was insignificant.

The Company is not committed to lend additional funds to debtors whose loans have been modified.

7.   ACCRUED INTEREST RECEIVABLE
     ---------------------------

Accrued interest receivable at December 31, 2002 and 2001 consisted of the following (in thousands):

                                                  2002               2001
                                                 -----              -----
  Loans receivable                               $ 219              $ 247
  Mortgage-backed and related securities            21                 22
                                                 -----              -----
                                                 $ 240              $ 269
                                                 =====              =====

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


8.   BANK PREMISES AND EQUIPMENT
     ---------------------------

Bank premises and equipment at December 31, 2002 and 2001 is summarized as follows (in thousands):

                                                 2002              2001
                                                -----             -----
Land                                             $ 95              $ 90
Building                                          356               441
Furniture fixtures and equipment                  627               342
                                                -----             -----
                                                1,078               873

Less accumulated depreciation and
     amortization                                (385)             (269)
                                                -----             -----
                                                $ 693             $ 604
                                                =====             =====


9.   OTHER ASSETS
     ------------

Other assets at December 31, 2002 and 2001 consisted of the following (in thousands):

                                                          2002             2001
                                                        ------             -----
         Other real estate owned, net                    $ 602              $ -
         Federal Home Loan Bank and other stock            533              469
         Lots held for residential development             234                -
         Prepaid expenses                                   54              253
         Net deferred tax asset                             38               89
         Other                                              30              138
                                                        ------            ------
                                                       $ 1,491            $ 949
                                                        ======            ======

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


10.  ADVANCES FROM FEDERAL HOME LOAN BANK
     ------------------------------------

Advances from the Federal Home Loan Bank amounted to approximately $5,400,000 and $1,940,000 at December 31, 2002 and 2001, respectively. The borrowings are collateralized by a security agreement, which requires the Company to maintain a certain level of qualified first mortgage collateral in relation to the amount of outstanding debt. The borrowings bear interest rates ranging from 1.42% to 6.99%.

At December 31, 2002, the scheduled repayments of principal due on outstanding advances are as follows (in thousands):

                                            Amount     Average Rate
                                           -------     ------------
               2003                        $ 1,000         1.42%
               2004                          3,750         3.26%
               2005                            650         6.99%
                                           -------         ----
                                           $ 5,400         3.37%
                                           =======         ====


11.  DEPOSITS
     --------

Deposits at December 31, 2002 and 2001 are summarized as follows (in thousands):



                                              Weighted Average Rate at
                                              ------------------------
                                               2002             2001                   2002                 2001
                                               ----             ----                   ----                 ----

          Demand accounts                      0.15%            0.50%                $ 3,381              $ 1,931
          Money market                         1.00%            1.00%                  2,518                2,553
          Savings                              0.25%            1.00%                  1,589                1,837
                                                                                     -------              -------
                                                                                       7,488                6,321
                                                                                     -------              -------
        Certificates of deposit:
              1.0% to 1.99%                                                            5,122                1,211
              2.0% to 2.99%                                                           10,775                3,504
              3.0% to 3.99%                                                            2,884                5,139
              4.0% to 4.99%                                                            2,350                3,784
              5.0% to 5.99%                                                            2,447                7,500
              6.0% to 6.99%                                                            3,068                5,223
                                                                                     -------              -------
                                                                                      26,646               26,361
                                                                                     -------              -------
        Total deposits                                                              $ 34,134             $ 32,682
                                                                                    ========             ========

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


At December 31, 2002, scheduled maturities of certificates of deposit are as follows (in thousands):

                                               Amount      Average Rate
                                             --------      ------------
                        2003                 $ 19,030         2.63%
                        2004                    4,591         3.97%
                        2005                    1,326         3.32%
                        2006                      211         3.50%
                        2007                    1,488         4.27%
                                             --------         -----
                                             $ 26,646         2.96%
                                             ========         ====


Interest expense on deposits is summarized as follows (in thousands):

                                             2002                 2001
                                            -----              -------
Demand deposits                               $ 6                  $ 7
Money market                                   25                   45
Savings                                        16                   24
Certificates of deposit                       949                1,470
                                            -----              -------
                                            $ 996              $ 1,546
                                            =====              =======

12.  INCOME TAXES
     ------------

The provision for income tax for the years ended December 31, 2002 and 2001, consisted of the following (in thousands):

                                            2002                 2001
        Income tax expense:                 ----                 ----
           Current                          $  -                 $  -
           Deferred                           63                   20
                                            ----                 ----
           Income tax expense               $ 63                 $ 20
                                            ====                 ====

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


A reconciliation of the expected provision based on the federal statutory rate of 34% to the provision for federal income taxes is as follows (in thousands):

                                      2002        %            2001        %
                                      ----      ----          -----      ----
   Taxes based on statutory rate      $ 63      34.0          $ 151      34.0
   Reduction in the valuation
      allowance for the net
      deferred tax asset                 -         -           (144)    (32.4)
      Other                              -         -             13       2.9
                                      ----      ----          -----      ----
                                      $ 63      34.0           $ 20       4.5
                                      ====      ====          =====      ====

Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows (in thousands):

                                                                 2002      2001
                                                                 ----      ----
Deferred tax assets:
     Net operating loss carryforward                              $ 3     $ 132
     Allowance for loan losses                                    109        80
     Deferred loan fees and gains                                  55        21
     Other                                                          6         7
                                                                 ----      ----
         Total deferred tax assets                                173       240
                                                                 ----      ----
Deferred tax liabilities:
     Stock dividends not recognized for tax purposes               37        32
     Bank premises & equipment                                     15        17
     Accrual to cash adjustment                                    77        84
     Net unrealized gain on available for sale securities           6        18
                                                                 ----      ----
         Total deferred tax liabilities                           135       151
                                                                 ----      ----
         Net deferred tax asset                                  $ 38      $ 89
                                                                 ====      ====


At December 31, 2002 and 2001, respectively, the Company had net operating loss carryforwards for federal income tax purposes of approximately $8,000 and $387,000 that will expire in 2019.

Included in other assets at December 31, 2002 and 2001 are net deferred tax assets of approximately $38,000 and $89,000, respectively.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


13.  RELATED PARTY TRANSACTIONS
     --------------------------

In the ordinary course of business, the Company has and expects to continue to have transactions including borrowings, with its executive officers, directors and their affiliates. In the opinion of management, such transactions are on the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unaffiliated persons. There were no related party loans at December 31, 2002 and 2001.


14.  FINANCIAL INSTRUMENTS
     ---------------------

The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. At December 31, 2002 and 2001, the approximate amounts of these financial instruments were as follows (in thousands):

                                                        2002              2001
                                                       -------           -------
   Financial instruments whose contract
     amounts represent credit risk:
          Commitments to extend variable rate credit   $ 6,244           $ 5,099
          Commitments to extend fixed rate credit          544                 -
          Letters of credit                                  -                 -
                                                       -------           -------
                                                       $ 6,788           $ 5,099
                                                       =======           =======

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


Commitments to extend fixed rate credit and the related interest rates are as follows at December 31, 2002 (in thousands):

            7.00% to 7.49%              $ 321
            7.50% to 7.99%                 19
            8.00% to 8.49%                193
            8.50% to 8.99%                  -
            9.00% to 9.50%                 11
                                        -----
                                        $ 544
                                        =====


Commitments to extend variable rate credit are at rates ranging from 4.25% to 8.25% as of December 31, 2002, and 5.75% to 10.50% at December 31, 2001.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained if deemed necessary by the Company upon extension of credit, varies and is based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company's policy for obtaining collateral and the nature of such collateral is essentially the same as that involved in making commitments to extend credit.

Although the maximum exposure to loss is the amount of such commitments, management currently anticipates no material losses from such activities.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


The estimated fair values of the Company's financial instruments were as follows at December 31, 2002 and 2001 (in thousands):



                                                              2002                                  2001
                                                  Carrying             Fair             Carrying             Fair
                                                    Amount             Value              Amount             Value
                                                  --------             -----            --------             -----

Financial assets:
      Cash and due from banks and
           federal funds sold                      $ 4,472           $ 4,472             $ 2,078           $ 2,078
      Interest bearing deposits                        793               728               1,151             1,148
      Federal Home Loan Bank stock                     533               533                 469               469
      Securities available for sale                  1,921             1,921               1,923             1,923
      Loans and loans held for sale                 37,990            37,995              31,669            30,622
      Accrued interest receivable                      240               240                 269               269

Financial liabilities:
      Deposits                                      34,134            34,230              32,682            33,175
      Accrued interest payable                          29                29                  40                40
      Other borrowings                               5,400             5,338               1,940             2,017

Off balance sheet assets:
      Commitments to extend credit                       -                 -                   -                 -
      Standby letters of credit                          -                 -                   -                 -




15.  EMPLOYEE BENEFITS
     -----------------

The Company established an Employee Stock Ownership Plan (ESOP) for the benefit of its employees. As part of the conversion, the ESOP purchased 39,317 shares of common stock for approximately $393,000 with funds borrowed from Bancshares. The ESOP expense was approximately $54,000 for the year ended December 31, 2002.

Shares purchased by the ESOP with the loan proceeds are allocated to ESOP participants based on a pro rata basis as debt service payments are made to Bancshares on an annual basis. The loan is secured by the shares purchased with the proceeds and will be repaid by the ESOP with funds from the Bank's discretionary contributions to the ESOP and earnings on ESOP assets. Principal payments are scheduled to occur over a ten-year period. At December 31, 2002 the note payable associated with the ESOP was $361,000.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


16.      OTHER NONINTEREST EXPENSE

Other noninterest expense amounts are summarized as follows at December 31, 2002 and 2001 (in thousands):

                                                       2002             2001
                                                       ----             ----

Advertising and public relations                       $ 63             $ 32
Dues and subscriptions                                    7               12
Exam, assessments and audit expense                      22               75
Consulting fees                                         104               98
Directors fees                                           52               60
Franchise tax expense                                     6                6
Legal fees                                               66               54
Travel                                                   18                -
Office expense                                           27               37
Filing fees                                              44                9
Employee training                                        36               13
Other                                                   176               93
                                                       ----             ----
                                                      $ 621            $ 489
                                                      =====            =====


17.  COMMITMENTS AND CONTINGENCIES
     -----------------------------

The Company is a defendant in two lawsuits filed by former employees for alleged discrimination and harassment. These suits ask for unspecified damages. Outside counsel for the Company has advised at this stage in the proceedings an opinion as to the probable outcome cannot be given. The Company believes these suits are without merit and is vigorously defending its position.

18.  SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK
     -----------------------------------------------

Most of the Company's business activity is with customers located within Texas. Such customers are normally also depositors of the Company.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The contractual amounts of credit related financial instruments such as commitments to extend credit and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


At December 31, 2002, the Company has a concentration of funds on deposit in excess of federally insured limits at three independent correspondent banks in the following approximate amounts (in thousands):

                                             Amount

Noninterest bearing accounts                   $ 52

Federal funds sold                              500
                                              -----
                                              $ 552
                                              =====


The nature of the Company's business requires that it maintain amounts due from banks which, at times, may exceed federally insured limits.

19.  REGULATORY MATTERS
     ------------------

The Company is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation
(FDIC). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that if undertaken, could have a direct material affect on the Company and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002 and 2001, the Bank's capital ratios exceed those levels necessary to be categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since December 31, 2002 that management believes have changed the Bank's category.

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


A comparison of the Bank's actual capital amounts and ratios to required capital amounts and ratios is presented in the following table (in thousands):


                                                                                               To Be Well
                                                                                               Capitalized Under
                                                                   For Capital                 Prompt Corrective
                                      Actual                    Adequacy Purposes              Action Provisions
                                -------------------          ----------------------          ---------------------
                                Amount        Ratio          Amount           Ratio          Amount          Ratio
                                ------        -----          ------           -----          ------          -----

As of December 31, 2002:
     Total Risk-Based
        Capital (to Risk-
        Weighted Assets)          $ 6,714         16.8%  =>    $ 3,193    =>       8.0%  =>    $ 3,991   =>      10.0%
     Tier I capital (to Risk-
        Weighted Assets)          $ 6,298         15.8%  =>    $ 1,596    =>       4.0%  =>    $ 2,395   =>       6.0%
     Tier I capital (to Adjusted
        Total Assets)             $ 6,298         13.5%  =>    $ 1,863    =>       4.0%  =>    $ 2,329   =>       5.0%
     Tangible Capital (to Total
        Adjusted Assets)          $ 6,298         13.5%  =>      $ 699    =>       1.5%  =>    $ 1,165   =>       2.5%

As of December 31, 2001:
     Total Risk-Based
        Capital (to Risk-
        Weighted Assets)          $ 4,215         16.1%  =>    $ 2,090    =>       8.0%  =>    $ 2,612   =>      10.0%
     Tier I capital (to Risk-
        Weighted Assets)          $ 3,895         14.9%  =>    $ 1,045    =>       4.0%  =>    $ 1,567   =>       6.0%
     Tier I capital (to Adjusted
        Total Assets)             $ 3,895          9.9%  =>    $ 1,566    =>       4.0%  =>    $ 1,957   =>       5.0%
     Tangible Capital (to Total
        Adjusted Assets)          $ 3,895          9.9%  =>      $ 587    =>       1.5%  =>      $ 978   =>       2.5%




The following is a reconciliation of equity capital in accordance with Generally Accepted Accounting Principles (GAAP) with total risk based capital at December 31, 2002 and 2001, respectively (in thousands):

                                                      2002             2001
                                                    -------          -------
          GAAP equity capital                       $ 6,310          $ 3,931
          Unrealized gains on available
               for sale securities                      (12)             (36)
          Allowance for loan losses                     416              320
                                                    -------          -------
          Total risk-based capital                  $ 6,714          $ 4,215
                                                    =======          =======

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY





20.  CONDENSED FINANCIAL INFORMATION ON HERITAGE BANCSHARES, INC.
     -----------------------------------------------------------

The condensed balance sheet and income statement of Bancshares as of and for the period ended December 31, 2002, consisted of the following (in thousands):



                             CONDENSED BALANCE SHEET

          Assets

          Cash and due from banks                                   $ 90
          Loans                                                    1,861
          Investment in subsidiary                                 6,310
          Other                                                       24
                                                                 -------
                                                                 $ 8,285
                                                                 =======
          Liabilities and Stockholders' Equity

          Accrued liabilities                                      $ 368
          Stockholders' equity                                     7,917
                                                                 -------
                                                                 $ 8,285
                                                                 =======

                           CONDENSED INCOME STATEMENT

          Interest income                                           $ 43
          Expenses                                                  (107)
                                                                 -------
          Loss before income tax benefit and undistributed
               earnings of subsidiary                                (64)
          Income tax benefit                                          22
                                                                 -------
          Loss before undistributed earnings of subsidiary           (42)
          Equity in earnings of subsidiary                           164
                                                                 -------
          Net income                                               $ 122
                                                                 =======

                    HERITAGE BANCSHARES, INC. AND SUBSIDIARY


21.  LOSS ON INVESTMENTS
     -------------------

During 1999, the Bank engaged in certain activities with an investment broker (Broker) whereby the Bank purchased certain government agency securities and long-term certificates of deposits as part of the management of the Bank's interest rate risk. It was determined subsequent to the purchase of the relating investments that the Broker had fraudulently misrepresented the amount of assets acquired. The Bank, accordingly, realized a loss in regard to this transaction of approximately $1,599,000 in its 1999 consolidated financial statements.

During June 2001, the Bank agreed to a bonding claim settlement of $400,000. The amount is included in non-interest income in the accompanying consolidated statement of income for the year ended December 31, 2001.

                             STOCKHOLDER INFORMATION

     Heritage Bancshares, Inc. is a Delaware corporation and savings and loan holding company. Heritage Bank, SSB, its wholly owned subsidiary, is a Texas-chartered stock savings bank which conducts business from its main office located at 102 West High Street, Terrell, Texas 75160, telephone number (972) 563-2657.


                                STOCK INFORMATION

     The common stock of Heritage Bancshares, Inc. is listed for quotation on the OTC Electronic Bulletin Board under the symbol "HRGB." As of March 25, 2003, there were 134 stockholders of record and 473,248 shares of common stock outstanding.

     The following table shows the high and low bid prices for each of the quarters in 2002 following the Company's completion of its initial stock offering in February 2002. The source of the prices is from the OTC Bulletin Board web site, which is located at http://www.otcbb.com.

          Quarter Ended             High                     Low
     -----------------------       ------                   ------

     March 31, 2002                $11.85                   $11.05
     June 30, 2002                  12.80                    11.65
     September 30, 2002             12.65                    12.00
     December 31, 2002              13.00                    12.16



                         ANNUAL MEETING OF STOCKHOLDERS

     The Annual Meeting of Stockholders will be held on May 7, 2003 at 9:00 a.m. at the First Baptist Church of Terrell, 403 North Catherine Street, Terrell, Texas 75160.


                              STOCKHOLDER REQUESTS

     Requests for annual reports, quarterly reports and related stockholder literature should be directed to the Corporate Secretary, Heritage Bancshares, Inc., 102 West High Street, Terrell, Texas 75160.

     We make available on our web site, which is located at http://www.bankheritage.com, a link to the Securities and Exchange Commission. Investors are encouraged to access our annual report on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K which we electronically file with the SEC and the other information about our business and operations on our web site.

     Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent.


                                 TRANSFER AGENT

                         Registrar and Transfer Company
                                10 Commerce Drive
                         Cranford, New Jersey 07016-3572
                                 1-800-525-7686

                                                     DIRECTORS


J. PAT BAKER                                MARY GAYLE RAMSEY

Chairman of the Board. Retired former       Self employed attorney in private
Chief Executive Officer, Terrell Federal    practice, Mary Gayle Ramsey, P.C.,
Savings & Loan Association, Terrell, Texas  Terrell, Texas


JOHN H. MACKEY                              MILTON LEE RISINGER

President and Chief Executive Officer       Self employed veterinarian, Risinger
of the Company and Heritage Bank            Veterinary Hospital, Terrell, Texas


JOY MILTON CATLIN                           THOMAS J. WAGEMAN

Retired former manager, Kaufman County      Managing General Partner of TLT, Ltd
Title & Abstract Co., Kaufman, Texas        Savoy, Texas-a financial services
                                            consulting business.  Member of the
SWITZER L DEASON                            board of directors of First Horizon
                                            Asset Securities, Inc., Nomas
President, Crux Financial Services Inc.,    Corp. and Saxon Capital, Inc.
Belton, Texas


                               EXECUTIVE OFFICERS

JOHN H. MACKEY                              JON D. PATTERSON

Director, President and Chief Executive     Executive Vice President, Chief
Officer of the Company and Heritage Bank    Financial Officer and Secretary of
                                            the Company and Heritage Bank
JAMES C. CHAMPION

Executive Vice President and Chief
Lending Officer of Heritage Bank

                                  HERITAGE BANK
                                ADVISORY DIRECTOR


                     JOE THOMAS ROGERS


                     Former Secretary of the Company and
                     Heritage Bank; retired former engineer,
                     U.S.D.A., Soil Conservation Service,
                     Terrell, Texas




                     INDEPENDENT ACCOUNTANTS

                     Payne Falkner Smith & Jones, P.C.
                     9641 Inwood
                     Dallas, Texas 75220

                           HERITAGE BANCSHARES, INC.
                                  P.O. Box 39
                              Terrell, Texas 75160
                       (972) 563-2657 Fax (972) 563-6814